Exhibit 99.1

Contact Information

Huazhu Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

Huazhu Group Limited Announces Formation of Joint Venture with

Sunac China Holdings Limited and Strategic Partner

Shanghai, China, March 22, 2021 — Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu”, “we” or “our”), a world-leading hotel group, announced that Huazhu Hospitality (Hong Kong) Limited (a wholly-owned subsidiary of Huazhu), Chengdu Lingchuang Yipin Hotel Management Company Limited (成都领创逸品酒店管理有限公司) (a wholly-owned subsidiary of Sunac China Holdings Limited (HKEX: 1918)) (“Sunac”, together with its subsidiaries the “Sunac Group”) and Chengdu Global Times Exhibition and Travel Development Company Limited (成都环球时代会展旅游发展有限公司) (the “Strategic Partner”) had formed a joint venture company, named as Yongle Huazhu Hotel & Resort Group. (永乐华住酒店管理有限公司) in the People’s Republic of China (“China”) with a total registered capital of RMB 50 million. Each of Huazhu Hospitality (Hong Kong) Limited, Sunac, and the Strategic Partner holds 50%, 40%, and 10% of the equity interests in the JV, respectively. The JV is a non-wholly owned subsidiary of Huazhu.

We are pleased to further announce the following strategic plans of the JV.

Hotel management services

The JV will provide hotel management services to Sunac’s feasible hotel properties and potential leased and owned hotel properties of third parties.

Brand authorization

Huazhu and its wholly-owned subsidiary Steigenberger Hotels AG (“DH”) will authorize the right to develop and operate hotels under the brands of Blossom House (花间堂) and Steigenberger (施柏阁) in Mainland China to the JV. At the same time, Sunac will authorize the right to develop and operate hotels under Sunac’s own hotel brands, including Mauve Hill (堇山), Mauve Glamor (堇悦) and Arcadia Hotels (凤栖桃源) etc., in Mainland China to the JV. In terms of selection of hotel brands, the JV will give priority to Blossom House (花间堂) and Steigenberger (施柏阁) when a hotel property is available and suitable. The JV could also develop its own brands in the future, in addition to those above mentioned brands authorized by Huazhu, DH and Sunac.

Huazhu to provide operational support services to the JV

Huazhu will provide operational support services to hotels which are developed and operated by the JV, including those under the brands of Blossom House (花间堂), Steigenberger (施柏阁), and Sunac’s brands. Such services include, but are not limited to, those relating to Huazhu’s central reservation system, membership loyalty program, hotel operating systems and technologies, as well as shared service centers etc. Huazhu will charge service fees on the services provided to the hotels developed and operated by the JV.

The JV’s Five-Year Target

By leveraging on the core competencies of Huazhu and Sunac, the JV targets to enter into management contracts with more than 200 hotel properties from both Sunac and third-parties in five years after its formation. The majority of the hotels managed by the JV is intended to be upscale or above, full service hotels and under long-term management contracts.

About Sunac

Sunac is a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. With the brand philosophy of “passion for perfection”, the Sunac Group is committed to providing complete solutions for Chinese families to enjoy a better life through high-quality products and services and integration of high-quality resources. With a focus on its core business of real estate, the Sunac Group has six strategic segments, namely Sunac Real Estate, Sunac Services, Sunac Culture & Tourism, Sunac Culture, Sunac Conference & Exhibition, Sunac Medical & Health Care. Its business covers real estate development, property services, conferences and exhibitions, tourism and vacations, theme parks, commercial operations, hotel operations, medical services and health care, IP development and operation, film and television content production and distribution, etc.

About Huazhu

Originated in China, Huazhu is a world-leading hotel group. As of December 31, 2020, Huazhu operated 6,789 hotels with 652,162 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, and Ni Hao Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotel. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of December 31, 2020, Huazhu operates 16 percent of its hotel rooms under lease and ownership model, and 84 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.